

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 26, 2008

Daniel O'Brien
Chief Financial Officer
Flexible Solutions International, Inc.
615 Discovery St.
Victoria, British Columbia, Canada V8T 5G4

      RE: Flexible Solutions International, Inc.
               Form 10-KSB for Fiscal Year Ended December 31, 2007
               Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
               June 30, 2008 and September 30, 2008
               File No. 1-31540

Dear Mr. O'Brien:

       We have reviewed your letter dated October 21, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis or Plan of Operation, page 13

Results of Operations, page 13

2. We have read your response to comment two from our letter dated August 19,
    2008. Your revised disclosure includes a discussion of sales by segment.
    However, your discussion does not provide any other analysis by segment. In
    future filings, please quantify the reasons for any significant changes in your
    segment operating profit from period-to-period. For example, you should
    quantify and disclose the reasons for the increases in your costs of sales and gross
    profit and operating expenses. You should also ensure that you explain the
    majority of the increase or decrease in your segment operating profit. We remind
    you that management's discussion and analysis should include meaningful
    information to enhance overall financial disclosure, provide narrative explanation
    of the company's financial statements, enabling investors to see the company
    through the eyes of management, and provide information about the quality of,
    and potential variability of, the company's earnings and cash flow so that
    investors can ascertain the likelihood that past performance is indicative of future
    performance.

Financial Statements

Consolidated Statements of Operations, page F-3

3. Please tell us how you determined that your gain on sale of property should not be
    included as a component of operating income (loss). Refer to paragraph 45 of
    SFAS 144.

4. It appears that you have made several changes to your statement of operations for
    the period ended December 31, 2007. Please tell us the facts and circumstances
    that resulted in your net loss for the year ended December 31, 2007 increasing by
    $73,737 from $849,490 to $923,227. Please tell us how you determined that this
    change in net loss was not considered a correction of an error in your previously
    issued financial statements. Refer to paragraphs 25 and 26 of SFAS 154. Please
    also provide us with your materiality analysis. Please also tell us how you
    concluded both your disclosures controls and procedures and internal controls and
    procedures as of December 31, 2007 continued to be effective despite your
    restatements, when you reassessed them prior to filing this Form 10-KSB/A. In
    doing so, also explain why the results of your reassessments were not disclosed in
    Item 8A of your Form 10-KSB/A.

Consolidated Statements of Cash Flows, page F-5

5. We have read your response to comment eight from our letter dated August 19,
    2008. You indicate that the $369,000 related to the non-cash write down of

investments has been removed from investing activities. Please tell us where you have recorded the impact of this write down in your statement of cash flows. Please explain to us why it would not be more appropriate to reflect the 2007 changes in the Tatko and Air Water Interface Delivery and Detection investments as an adjustment to reconcile net loss to net cash provided by operating activities and also present it as a non-cash investing activity. Refer to paragraphs 30, 32 and 131 of SFAS 95.

6. Please provide us with your materiality analysis for all changes and/or adjustments made to your statement of cash flows for the year ended December 31, 2007. Please tell us how you determined that these adjustments were not considered corrections of errors in previously issued financial statements in accordance with SFAS 154.

Form 10-Q for the Quarterly Period Ended September 30, 2008

General

7. Please address the comments above in your interim Form 10-Q as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief